March 6, 2015

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of Investment Management

Dear Sir or Madam:

We are filing electronically herewith, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), the following items with respect to the joint insured Investment Company Bond covering Petroleum & Resources Corporation ("Petroleum") and The Adams Express Company ("Adams Express"), as well as the Petroleum & Resources Corporation Employees' Retirement Plan, the Petroleum & Resources Corporation Qualified and Non-qualified Employee Thrift Plans, The Adams Express Company Employees' Retirement Plan, and The Adams Express Company Qualified and Non-qualified Employee Thrift Plans, (collectively, the "Plans"):

1. A certified copy of resolutions adopted by a majority of the members of the Board of Directors of Petroleum who are not "interested persons" at a meeting of the Board held on February 13, 2015; and

2. A copy of Financial Institution Investment Company Asset Protection Bond No. 82416675, showing coverage of $5,000,000, effective February 25, 2015, which was received by the Corporation on or about February 27, 2015.

Were it not to hold a joint insured bond with Adams Express, Petroleum would be required to maintain a fidelity bond in the amount of $1,000,000.

The premium for renewal of this bond was paid on or about March 6, 2015.

A copy of the current agreement entered into by Petroleum, Adams Express, and the Plans pursuant to Rule 17g-1(f) under the 1940 Act is attached.

Very truly yours,

PETROLEUM & RESOURCES CORPORATION

By:	/s/ Lawrence L. Hooper, Jr
Lawrence L. Hooper, Jr
Vice President, General Counsel & Secretary

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage
(Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the
SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.
The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents
("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on
US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

			Chubb Group of Insurance Companies		DECLARATIONS
					FINANCIAL INSTITUTION INVESTMENT
			15 Mountain View Road, Warren, New Jersey 07059		COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):					Bond Number: 82416675

ADAMS EXPRESS CO AND PETROLEUM & RESOURCES CORP
					FEDERAL INSURANCE COMPANY

500 EAST PRATT STREET, SUITE 1300					Incorporated under the laws of Indiana
BALTIMORE, MD 21202					a stock insurance company herein called the COMPANY
					Capital Center, 251 North Illinois, Suite 1100
					Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:		from	12:01 a.m. on	February 25, 2015
			to	12:01 a.m. on	February 25, 2016

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

	If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE
	and any other reference shall be deemed to be deleted.				There shall be no deductible applicable to any
	loss under INSURING CLAUSE 1. sustained by any Investment Company.

						DEDUCTIBLE
	INSURING CLAUSE				LIMIT OF LIABILITY	AMOUNT
	1	.	Employee		$5,000,000	$5,000
	2	.	On Premises		$5,000,000	$5,000
	3	.	In Transit		$5,000,000	$5,000
	4	.	Forgery or Alteration		$5,000,000	$5,000
	5	.	Extended Forgery		$5,000,000	$5,000
	6	.	Counterfeit Money		$5,000,000	$5,000
	7	.	Threats to Person		$5,000,000	$5,000
	8	.	Computer System		$5,000,000	$5,000
	9	.	Voice Initiated Funds Transfer Instruction		$5,000,000	$5,000
	10	.	Uncollectible Items of Deposit		$100,000	$5,000
	11	.	Audit Expense		$50,000	$5,000
	12	.	Telefacsimile Instruction		$5,000,000	$5,000
	13	.	Unauthorized Signature		$5,000,000	$5,000
	14	.	Stop Payment		$100,000	$5,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
	ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
			1 - 9

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the
COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this
Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Dishonesty	1	.	A.	Employee
Loss resulting directly from dishonest acts, other than stated in 1.B. below, of any Employee, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an Employee, which result in improper personal financial gain to either such Employee or other natural person acting in collusion with such Employee, or which acts were committed with the intent to cause the ASSURED to sustain such loss.

			B.	Trade or Loan
Loss resulting directly from dishonest acts of any Employee, committed alone or in collusion with others except with a director or trustee of the
ASSURED who is not an Employee, which arises totally or partially from:

(1) any Trade, or

(2) any Loan,

provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any Employee which result in improper personal financial gain to such Employee and which acts were committed with the intent to cause the ASSURED to sustain such loss.

Notwithstanding the foregoing, when a loss is covered under this INSURING
CLAUSE and the Employee was acting in collusion with others and intended to receive improper personal financial gain, but said Employee failed to derive such improper personal financial gain, such loss will nevertheless be covered under this INSURING CLAUSE as if the Employee had obtained such improper personal financial gain provided that the ASSURED establishes that the Employee intended to receive such improper personal financial gain.

			C.	General Agent
Loss resulting directly from dishonest acts of any General Agent, committed alone on in collusion with others except with a director or trustee of the
ASSURED who is not an Employee, provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any
General Agent, which result in improper personal financial gain to such
General Agent and which acts were committed with the intent to cause the
ASSURED to sustain such loss.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 1 of 22

Insuring Clauses

Dishonesty	D.	Soliciting Agent
(continued)		Loss resulting directly from dishonest acts of any Soliciting Agent, committed alone on in collusion with others except with a director or trustee of the ASSURED who is not an Employee, provided, however, the
ASSURED shall first establish that the loss was directly caused by dishonest acts of any Soliciting Agent, which result in improper personal financial gain to such Soliciting Agent and which acts were committed with the intent to cause the ASSURED to sustain such loss.

	E.	Third Party Administrator

Loss resulting directly from dishonest acts of any Third Party
Administrator, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an Employee, provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any Third Party Administrator, which result in improper personal financial gain to such Third Party Administrator and which acts were committed with the intent to cause the ASSURED to sustain such loss.

	F.	Servicing Contractor
Loss resulting directly from dishonest acts of any Servicing Contractor committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an Employee, provided, however, the
ASSURED shall first establish that the loss was directly caused by dishonest acts of any Servicing Contractor, which result in improper personal financial gain to such Servicing Contractor and which acts were committed with the intent to cause the ASSURED to sustain such loss.

Notwithstanding the foregoing, when a loss is covered under INSURING CLAUSE
1.C., 1.D., 1.E., or 1.F., and the General Agent, Soliciting Agent, Third Party
Administrator or Servicing Contractor was acting in collusion with others and intended to receive improper personal financial gain, but said General Agent,
Soliciting Agent, Third Party Administrator or Servicing Contractor failed to derive such improper personal financial gain, such loss will nevertheless be covered under this INSURING CLAUSE as if the General Agent, Soliciting
Agent, Third Party Administrator or Servicing Contractor had obtained such improper personal financial gain provided that the ASSURED establishes that the
General Agent, Soliciting Agent, Third Party Administrator or Servicing
Contractor intended to receive such improper personal financial gain.

For the purposes of INSURING CLAUSE 1.C., 1.D., 1.E., and 1.F., the term
General Agent, Soliciting Agent, Third Party Administrator or Servicing
Contractor shall be deemed to include the partners, officers and employees of such General Agent, Soliciting Agent, Third Party Administrator or Servicing
Contractor. Each General Agent, Soliciting Agent, Third Party Administrator
or Servicing Contractor and its partners, officers, and employees shall collectively be deemed to be one person for the purposes of Section 1, Definitions,
u., Single Loss.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 2 of 22

Insuring Clauses

Dishonesty			For the purpose of this INSURING CLAUSE, improper personal financial gain shall
(continued)			not include salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments received by an Employee, General Agent, Soliciting Agent, Third Party Administrator or
Servicing Contractor.

On Premises	2	.	Loss of Property resulting directly from:
			a.	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction, or
			b.	false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the ASSURED,
while the Property is lodged or deposited at premises located anywhere, including with any authority of a political subdivision in the United States or Canada.

In Transit	3	.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

			a.	in an armored motor vehicle, including loading and unloading thereof,
			b.	in the custody of a natural person acting as a messenger of the ASSURED,
or
			c.	in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1) written records,
(2) Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed, or
(3) Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.
Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Forgery Or Alteration	4	.	Loss resulting directly from Forgery on, or fraudulent material alteration of any:
			a.	request for change of beneficiary in any insurance policy issued by the
ASSURED,
			b.	insurance policy loan agreement made with the ASSURED,
			c.	assignment to the ASSURED of any of its insurance policies, or

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 3 of 22

Insuring Clauses

Forgery Or Alteration			d.	Negotiable Instrument:
(continued)				(1)	issued by, made or drawn by, or drawn on the ASSURED, or
				(2)	made or drawn by one acting as agent of the ASSURED,
or purporting to have been so made or drawn.
For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5	.	Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:
			a.	acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original
				(1)	Certificated Security,
				(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,
				(3)	Evidence of Debt,
				(4)	corporate, partnership or personal Guarantee,
				(5)	Security Agreement,
				(6)	Letter of Credit, or
				(7)	Instruction which
					i.	bears a Forgery, or
					ii.	is fraudulently materially altered, or
					iii.	is lost or stolen, or
			b.	guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, Guarantee, or endorsement upon or in connection with any item listed in a.(1) through a.(7) above, or
			c.	acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a
Counterfeit Original.
Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(7) above by the ASSURED or a
Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.
For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 4 of 22

Insuring Clauses
(continued)

Counterfeit Money	6	.	Loss resulting directly from the receipt by the ASSURED in good faith of any counterfeit Money.

Computer System	7	.	Loss resulting directly from fraudulent:
			a.	entries of data into, or

			b.	changes of data elements or programs within,
a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,
(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

General Agreements

Joint Assured	A.		Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. Each and every other ASSURED shall be conclusively deemed to have consented and agreed that none of them shall have any direct beneficiary interest in or any right of action under this Bond and neither this Bond nor any right of action shall be assignable.
Knowledge possessed or discovery made by any ASSURED shall constitute knowledge possessed or discovery made by all of the ASSUREDS for the purposes of this Bond.

All losses and other payments, if any, payable by the COMPANY shall be payable to the first named ASSURED without regard to such ASSURED'S obligations to others, and the COMPANY shall not be responsible for the application by the first named ASSURED of any payment made by the COMPANY. If the COMPANY agrees to and makes payment to any ASSURED other than the one first named, such payment shall be treated as though made to the first named ASSURED. The
COMPANY shall not be liable for loss sustained by one ASSURED to the advantage of any other ASSURED.

Representations Made	B.		The ASSURED represents that all information it has furnished in the
By Assured			APPLICATION for this Bond or otherwise is complete, true and correct. Such
APPLICATION and other information constitute part of this Bond.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 5 of 22

General Agreements

Representations Made		The ASSURED must promptly notify the COMPANY of any change in any fact or
By Assured		circumstance which materially affects the risk assumed by the COMPANY under
(continued)		this Bond.
Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or	C.	If the ASSURED, while this Bond is in force, merges or consolidates with, or
Employees - Consolidation,		purchases or acquires assets or liabilities of another institution, the ASSURED
Merger Or Purchase Or		shall not have the coverage afforded under this Bond for loss which has:
Acquisition Of Assets Or		(1)	occurred or will occur on premises,
Liabilities - Notice To
Company		(2)	been caused or will be caused by any employee, or
		(3)	arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:
		a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
		c.	on obtaining such consent, pays to the COMPANY an additional premium.
Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institutions meets all of the following conditions:
			i.	the assets shall not exceed ten percent (10%) of the ASSURED'S assets,
			ii.	there shall be neither any paid nor pending Bond claim for the three (3)
year period prior to the date of acquisition, and
			iii.	the ASSURED is not aware of any disciplinary action or proceeding by
State or Federal officials involving the acquired institution as of the date of acquisition.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 6 of 22

General Agreements

Additional Offices Or		The COMPANY further agrees that as respects any acquisition that involves a
Employees - Consolidation,		State or Federal regulatory assisted acquisition or assumption of assets and/or
Merger Or Purchase Or		liabilities, coverage shall be provided under this Bond for the remainder of the
Acquisition Of Assets Or		BOND PERIOD as long as conditions i. and ii. above are met. As respects As
Liabilities - Notice To		respects such acquisition or assumption of assets and/or liabilities, coverage
Company		applies only to a Single Loss fully sustained by the ASSURED on or after the date
(continued)		of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a Single Loss must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

Change Of Control -	D.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to
Notice To Company		exceed sixty (60) days, after the ASSURED learns of a change of control.
There shall be no coverage under this Bond for any loss involving a stockholder or affiliated group of stockholders that acquires control if such loss occurs after the date such party acquired control and if notice of such change in control is not received by the COMPANY within the sixty (60) day time period.
As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or of the ASSURED by virtue of voting stock ownership. A change in control, for the purpose of the required notice, means a change in ownership of voting stock or voting rights which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten (10%) percent or more of such stock or voting rights.

Notice To Company Of	E.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to
Legal Proceedings Against		exceed sixty (60) days after the ASSURED receives notice, of any legal
Assured - Election To		proceeding brought to determine the ASSURED'S liability for any loss, claim or
Defend		damage which, if established, would constitute a collectible loss under this Bond.
Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.
The COMPANY may, at it sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the
ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 7 of 22

General Agreements

Notice To Company Of			If the COMPANY elects to defend all or part of any legal proceeding, the court
Legal Proceedings Against			costs and attorneys' fees incurred by the COMPANY and any settlement or
Assured - Election To			judgment on that part defended by the COMPANY shall be a loss under the
Defend			applicable INSURING CLAUSE of this Bond. In addition, if the amount demanded
(continued)			in the legal proceeding is greater than the amount recoverable under this Bond, or if a DEDUCTIBLE AMOUNT is applicable, or both, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.
If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond, and the
COMPANY shall not be liable for any costs, fees and expenses incurred by the
ASSURED.

Conditions And
Limitations

Definitions	1	.	As used in this Bond:
			a.	Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.
			b.	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.
			c.	Certificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:
(1) represented by an instrument issued in bearer or registered form, and
(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
			d.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.
			e.	Counterfeit Original means an imitation of an actual valid original which is intended to deceive and be taken as the original.
			f.	Employee means:

(1) an officer of the ASSURED,

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 8 of 22

Conditions And
Limitations

Definitions	(2)	a natural person while in the regular service of the ASSURED at any of
(continued)	the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3)	a guest student pursuing studies or performing duties in any of the
ASSURED'S premises,

(4)	an attorney retained by the ASSURED and an employee of such
attorney while either is performing legal services for the ASSURED, other than those attorneys and their employees retained by the
ASSURED to:

i.	manage or litigate claims on contracts of insurance or
suretyship, or

ii.	search or close titles on real estate or perform escrow
services or other related services on real estate,

(5)	a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

(6)	an employee of an institution merged or consolidated with the
ASSURED prior to the effective date of this Bond, or

(7)	a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED.

Each employer of persons as set forth in f.(4) and f.(5) preceding and the partners, officers and other employees of such employers shall collectively be deemed to be one person for the purpose of Section 1.u. below, and in the event of payment under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery, as stated in Section 11., against any such employer.
Employee does not mean any agent, broker, factor, commission merchant, independent contractor not specified in f.(4) or f.(5) preceding, intermediary, finder or other representative of the same general character who is not on the ASSURED'S payroll system or who is not subject to the ASSURED'S reporting to the United States Internal Revenue Service on a Form W-2 or
equivalent income reporting plans of other countries.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 9 of 22

Conditions And
Limitations

Definitions	g.	Evidence of Debt means an instrument, including a Negotiable
(continued)		Instrument, executed by a customer of the ASSURED and held by the
ASSURED, which in the regular course of business is treated as evidencing the customer's debt to the ASSURED.
	h.	Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.
	i.	General Agent means any natural person, partnership, or corporation duly authorized by the ASSURED to solicit insurance only for the account of the
ASSURED. General Agent does not mean Soliciting Agent, Servicing
Contractor, or Third Party Administrator.
	j.	Guarantee means a written undertaking obligating the signer to pay the debt of another to the ASSURED or its assignee or to a financial institution from which the ASSURED has purchased participation in the debt, if the debt is not paid in accordance with its terms.
	k.	Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:
(1) a description of the issue of which the Uncertificated Security is a part, and
(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee, and
(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee, and
(4) the date the transfer or release was registered.
	l.	Instruction means a written order to the issuer of an Uncertificated
Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
	m.	Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.
	n.	Loan means all extensions of credit by the ASSURED and all transactions creating a creditor or lessor relationship in favor of the ASSURED, including all purchase and repurchase agreements, and all transactions by which the
ASSURED assumes an existing creditor or lessor relationship.
	o.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.
	p.	Negotiable Instrument means any writing:
(1) signed by the maker or drawer, and

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 10 of 22

Conditions And
Limitations

Definitions		(2) containing an unconditional promise or order to pay a sum certain in
(continued)		Money and no other promise, order, obligation or power given by the maker or drawer, and
(3) is payable on demand or at a definite time, and
(4) is payable to order or bearer.
	q.	Property means Money; Certificated Security; Initial Transaction
Statement; Negotiable Instrument; Certificate of Deposit; Acceptance;
Evidence of Debt; Security Agreement; Letter of Credit; insurance policy issued to the ASSURED; abstract of title, deed and mortgage on real estate;
revenue and other stamps; and books of account and other records recorded in writing, but not data processing records or media.
	r.	Securities means either Certificated Securities or Uncertificated
Securities.
	s.	Security Agreement means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.
	t.	Servicing Contractor means any natural person, partnership or corporation duly authorized by the ASSURED to perform any of the following services:
(1) collect and record payments on real estate mortgage or home improvement loans made, held or assigned by the ASSURED,
(2) establish tax or insurance escrow accounts on real estate mortgage or home improvement loans made, held or assigned by the ASSURED,
(3) manage real property owned by or under the supervision or control of the ASSURED, or
(4) perform other acts related to (1), (2) or (3) above,
but only while such person, partnership or corporation is actually performing such services on behalf of the ASSURED. Servicing Contractor does not mean General Agent, Soliciting Agent, or Third Party Administrator.
	u.	Single Loss means all covered loss, including court costs and attorneys'
fees incurred by the COMPANY under General Agreement E., resulting from:
(1) any one act of burglary, robbery or attempt at either, in which no
Employee is implicated, or

(2) any one act or series of related acts on the part of any natural person resulting in damage, destruction, or misplacement of Property, or
(3) all acts other than those specified in u.(1) and u.(2), caused by any natural person or in which such person is implicated, or
(4) any one event not specified in u.(1), u.(2) or u.(3).

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 11 of 22

Conditions And
Limitations

Definitions	v.	Soliciting Agent means any natural person, partnership or corporation
(continued)		engaged or authorized by the ASSURED or by any General Agent of the
ASSURED to solicit insurance for the account of the ASSURED or of such
General Agent, and shall be deemed to include any insurance broker under contract with the ASSURED or with such General Agent. Soliciting Agent does not mean General Agent, Third Party Administrator, or Servicing
Contractor.

	w.	Subsidiary means any organization that, at the inception date of this Bond, is named in the Application or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.
	x.	Third Party Administrator means any natural person, partnership, or corporation duly authorized by contractual agreement with the ASSURED to perform any or all of the following services, but only while performing acts within the scope of those services and specifically authorized by contract with the ASSURED:
(1) payment of claims arising under the terms of the policies being serviced,

(2) accounting or other record keeping services for such policies, or other administrative services, or
(3) collection of policy premiums.
Third Party Administrator does not mean General Agent, Soliciting
Agent or Servicing Contractor.

	y.	Trade means any purchase, exchange or sale transaction, with or without the knowledge of the ASSURED, whether or not represented by an indebtedness or balance shown to be due the ASSURED on any customer account, actual or fictitious.
	z.	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.
	aa.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
(2) of a type commonly dealt in on securities exchanges or markets, and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 12 of 22

Conditions And
Limitations

Definitions	bb.	Warehousing means the carrying of mortgages in inventory by the use of
(continued)	interim financing, consisting of funds provided by the ASSURED, pending sale and delivery to a subsequent purchaser.
For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -	2	.	This bond does not directly or indirectly cover:
Applicable To All Insuring	a.	loss not reported to the COMPANY in writing within sixty (60) days after
Clauses	termination of this Bond as an entirety;
b.	loss due to riot or civil commotion outside the United States of America and
Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;
c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;
d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;
e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
f.	any costs, fees and expenses incurred by the ASSURED:
(1)	in establishing the existence of or amount of loss covered under this
Bond, or
(2)	as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;
g.	loss resulting from indirect or consequential loss of any nature;
h.	loss resulting from dishonest acts of any member of the Board of Directors or
Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;
i.	loss, or that part of any loss, resulting solely from any violation by the
ASSURED or by any Employee or by any General Agent, Soliciting
Agent, Third Party Administrator, or Servicing Contractor:
(1)	of any law regulating:
i.	the issuance, purchase or sale of securities,
ii.	securities transactions on security or commodity exchanges or the over the counter market,
iii.	investment companies,

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 13 of 22

Conditions And
Limitations

General Exclusions -		iv.	investment advisors,
Applicable To All Insuring		v.	insurance companies, or
Clauses
(continued)		(2)	of any rule or regulation made pursuant to any such law;
	j.	loss of confidential information, material or data;
	k.	loss resulting from any actual or alleged:

		(1)	representation or advice, or

		(2)	warranty or guarantee as to the performance of any contract or investment;
	l.	loss due to liability resulting from disclosure of or acting on material nonpublic information;

	m.	loss, including extra-contractual liability sustained by the ASSURED from the issuance by or on behalf of the ASSURED of any contracts or purported contracts of insurance, indemnity or suretyship, except:
		(1)	for the ASSURED'S loss of premiums thereon, or
		(2)	which results directly from the dishonest acts of any Employee,
General Agent, Soliciting Agent, Third Party Administrator, or
Servicing Contractor in adjusting or paying fictitious or fraudulent claims asserted under valid contracts of insurance, indemnity or suretyship,
when such loss is covered under INSURING CLAUSE 1;

	n.	loss from an inspection, title search, survey or report by or for the
ASSURED, whether improperly or dishonestly made, or not made at all;
	o.	loss caused by any agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character, of the ASSURED provided, however, this SECTION
2.o. shall not apply to any General Agent, Soliciting Agent, Third Party
Administrator, or Servicing Contractor;

	p.	loss caused by any employee, agent, broker, factor commission merchant, independent contractor, intermediary, finder or other representative of the same general character, of any third party, while conducting business with the ASSURED on behalf of such third party; or
	q.	loss resulting from the insolvency, bankruptcy or taking over by a trustee, receiver, liquidator, or by State or Federal officials of any depository institution, unless such depository institution is a Third Party Administrator or Servicing Contractor covered under this Bond and such insolvency, bankruptcy or taking over results from dishonest acts of officers or employees of such depository institution.

	r.	loss through the failure to collect or receive funds for the account of the
ASSURED; or
	s.	loss resulting from Warehousing.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 14 of 22

Conditions And
Limitations
(continued)

Specific Exclusions -	3	.	This bond does not directly or indirectly cover:
Applicable To All Insuring			a.	loss caused by an Employee, General Agent, Soliciting Agent, Third
Clauses Except Insuring				Party Administrator or Servicing Contractor provided, however, this
Clause 1.				Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. Or
3 . which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

			b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:
(1) to do bodily harm to any person, except loss of Property in transit in the custody of any natural person acting as messenger of the
ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, or
(2) to do damage to the premises or Property of the ASSURED;
			c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;
			d.	loss involving any Uncertificated Security provided, however, this Section
3.d. shall not apply to INSURING CLAUSE 7;
			e.	loss of property while in the mail;
			f.	damages resulting from any civil, criminal or other legal proceeding in which the ASSURED is adjudicated to have engaged in racketeering activity. For the purposes of this Section 3.f., "racketeering activity" is defined in 18
United State Code 1961 et seq., as amended;
			g.	loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the ASSURED provided, however, this Section 3.g. shall not apply to
Securities covered under INSURING CLAUSE 2.a.;
			h.	loss of Property while in the custody of a Transportation Company provided, however, this Section 3.h. shall not apply to INSURING CLAUSE
3 .;
			i.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED'S Computer System;

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 15 of 22

Conditions And
Limitations

Specific Exclusions -			j.	loss resulting directly or indirectly from the input of data into a Computer
Applicable To All Insuring				System terminal device, either on the premises of a customer of the
Clauses Except Insuring				ASSURED or under the control of such a customer, by a customer or other
Clause 1.				person who had authorized access to the customer's authentication
(continued)				mechanism;

Specific Exclusions -	4	.	This bond does not directly or indirectly cover:
Applicable To All Insuring			a.	loss resulting from the complete or partial non-payment of or default on any
Clauses Except Insuring				Loan whether such Loan was procured in good faith or through trick, artifice,
Clauses 1., 4., And 5.				fraud or false pretenses provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 7;
			b.	loss resulting from forgery or any alteration;
			c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 6; or
			d.	loss resulting from any Trade provided, however, this Section 4.d. shall not apply to INSURING CLAUSE 7.

Limit Of Liability
	5	.	The COMPANY'S total cumulative liability for all Single Loss of all ASSUREDS
Aggregate Limit Of			discovered during the BOND PERIOD shall not exceed the applicable
Liability			AGGREGATE LIMIT OF LIABILITY as stated in the DECLARATIONS. Each payment made under the terms of this Bond shall reduce the unpaid portion of the applicable AGGREGATE LIMIT OF LIABILITY until it is exhausted.
On exhausting the applicable AGGREGATE LIMIT OF LIABILITY by such payments:
			a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY,
and
			b.	the COMPANY shall have no obligation under General Agreement E. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the applicable AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.
The unpaid portion of the applicable AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with
Section 11. In the event that a loss of Property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the applicable
AGGREGATE LIMIT OF LIABILITY.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 16 of 22

Conditions And
Limitations
(continued)

Single Loss Limit Of	The COMPANY'S liability for each Single Loss shall not exceed the applicable SINGLE
Liability	LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the applicable AGGREGATE LIMIT OF LIABILITY, whichever is less. If a
Single Loss is covered under more than one INSURING CLAUSE, the maximum payable shall not exceed the largest applicable SINGLE LOSS LIMIT OF LIABILITY.

Discovery	6	.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
ASSURED being aware of:

			a.	facts which may subsequently result in a loss of a type covered by this Bond,
or

			b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,
regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE
AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -	7	.	a.	The ASSURED shall give the COMPANY notice at the earliest practicable
Proof - Legal Proceedings				moment, not to exceed sixty (60) days after discovery of loss, in an amount
Against Company				that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated
in ITEM 3. of the DECLARATIONS.
			b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.
			c.	Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

			d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

			e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceeding shall be brought under this Bond by anyone other than the ASSURED.

Deductible Amount	8	.	The COMPANY shall be liable under this Bond only for the amount by which any
Single Loss is greater than the applicable DEDUCTIBLE AMOUNT as stated in
ITEM 3. of the DECLARATIONS, and is equal to or less than the applicable
SINGLE LOSS LIMIT OF LIABILITY.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 17 of 22

Conditions And
Limitations
(continued)

Valuation	9	.	The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the
Books Of Account Or			lost books of account or other records, plus the cost of labor paid by the
Other Records			ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

Loan			The value of any loss or that portion of any loss resulting from a Loan shall be the amount actually disbursed by the ASSURED to a borrower under such Loan reduced by all amounts including, but not limited to, interest and fees received by the ASSURED under all Loans to such borrower, whether or not part of any claim under this Bond.

Money			Any loss of Money, or loss payable in Money, shall be paid in the Money of the
United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

Other Property			The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with property of like quality and value, whichever is less.

Securities			The value of any loss of Securities shall be the average market value of such
Securities on the business day immediately preceding discovery of such loss provided, however, that the value of any Securities replaced by the ASSURED, with the consent of the COMPANY and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

Set-Off			Any loss covered under INSURING CLAUSE 1. shall be reduced by a set-off consisting of the amount owed to the Employee causing the loss, whether or not assigned to another.

Any loss covered under INSURING CLAUSE 1. shall be reduced by a set-off consisting of the amount owed to any General Agent, Soliciting Agent, Third
Party Administrator, or Servicing Contractor, causing the loss, whether or not assigned to another.

Trade			The value of any loss or that portion of any loss resulting from a Trade shall be reduced by the amount of commissions and other amounts received by the
ASSURED as a result of such Trade.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 18 of 22

Conditions And
Limitations
(continued)

Securities Settlement	10	.	In the event of a loss of Securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement Securities, tender the value of the
Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the
COMPANY'S indemnity shall be:
			a.	for Securities having a value less than or equal to the applicable
DEDUCTIBLE AMOUNT - one hundred (100%) percent;
			b.	for Securities having a value in excess of the applicable DEDUCTIBLE
AMOUNT but within the SINGLE LOSS LIMIT OF LIABILITY - the
percentage that the DEDUCTIBLE AMOUNT bears to the value of the
Securities;

			c.	for Securities having a value greater than the applicable SINGLE LOSS
LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the SINGLE LOSS LIMIT OF LIABILITY bears to the value of the Securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with
Section 9., Valuation, regardless of the value of such Securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of
Securities which is not covered by this Bond, however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the COMPANY'S premium charge for the COMPANY'S indemnity as set forth in Section 10.a., b., and c. No portion of the SINGLE LOSS LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement Securities.

Subrogation -	11	.	In the event of a payment under this Bond, the COMPANY shall be subrogated to
Assignment - Recovery			all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.
Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

			a.	first, to the satisfaction of the ASSURED'S covered loss which would otherwise have been paid but for the fact that it is in excess of either the
SINGLE LOSS LIMIT OF LIABILITY or AGGREGATE LIMIT OF LIABILITY,
			b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 19 of 22

Conditions And
Limitations

Subrogation -			c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
Assignment - Recovery				AMOUNT, and
(continued)			d.	fourth, to the ASSURED in satisfaction of any loss suffered by the
ASSURED which was not covered under this Bond.
Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this Section.
This Bond does not afford coverage in favor of any General Agent, Soliciting
Agent, Third Party Administrator or Servicing Contractor and in the event of a payment of a loss caused by any General Agent, Soliciting Agent, Third Party
Administrator or Servicing Contractor under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery, as described in this SECTION against any General Agent, Soliciting Agent, Third Party Administrator or
Servicing Contractor.

Cooperation Of Assured	12	.	At the COMPANY'S request, and at reasonable times and places designated by the COMPANY, the ASSURED shall:
			a.	submit to examination by the COMPANY and subscribe to the same under oath, and
			b.	produce for the COMPANY'S examination all pertinent records, and
			c.	cooperate with the COMPANY in all matters pertaining to the loss.
The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this Bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13	.	This Bond terminates as an entirety on the earliest occurrence of any of the following:
			a.	immediately on the receipt by the COMPANY of a written notice from the
ASSURED of its decision to terminate this Bond, or
			b.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or
Federal officials, or
			c.	immediately on the dissolution of the ASSURED, or
			d.	immediately on the taking over of the ASSURED by another entity, or
			e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or
			f.	immediately on expiration of the BOND PERIOD.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 20 of 22

Conditions And
Limitations

Termination			This Bond terminates as to any Employee:
(continued)			(1)	immediately on the ASSURED, or any of its directors, trustees or officers not acting in collusion with such Employee, learning of any dishonest act committed by such Employee at any time, whether in the employment of the
ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or
			(2)	fifteen (15) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any Employee.

Termination as to any Employee shall not apply if the dishonest act occurred prior to the employment with the ASSURED and involved less than $10,000.
Such termination, however, is without prejudice to the loss of any Property then in transit in the custody of such Employee.

This Bond terminates as to any General Agent, Soliciting Agent, Third Party
Administrator or Servicing Contractor:

			(1)	immediately on the ASSURED, or any or its directors, trustees or officers not acting in collusion with such General Agent, Soliciting Agent, Third Party
Administrator or Servicing Contractor, learning of any dishonest act committed by such General Agent, Soliciting Agent, Third Party
Administrator or Servicing Contractor at any time, whether under contract to the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or

			(2)	fifteen (15) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any General
Agent, Soliciting Agent, Third Party Administrator or Servicing
Contractor.

Other Insurance	14	.	Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:
			a.	the ASSURED, or
			b.	a Transportation Company, or

			c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 21 of 22

Conditions And
Limitations
(continued)

Employee Benefit Plans	15	.	All of the ASSURED'S employee benefit plans that qualify under Section 412 of
			the Employee Retirement Income Security Act of 1974 (ERISA), are provided
			bonding protection under INSURING CLAUSE 1., DISHONESTY, as required
			under ERISA.

Conformity	16	.	If any limitation within this Bond is prohibited by any law controlling this Bond's
			construction, such limitation shall be deemed to be amended so as to equal the
			minimum period of limitation provided by such law.

Change Or Modification	17	.	This Bond or any instrument amending or affecting this Bond may not be changed
			or modified orally. No change in or modification of this Bond shall be effective
			except when made by written endorsement to this Bond signed by an authorized
			representative of the COMPANY.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 22 of 22

FEDERAL INSURANCE COMPANY

Endorsement No.: 1

					Bond Number:	82416675

NAME OF ASSURED:					ADAMS EXPRESS CO AND PETROLEUM & RESOURCES CORP

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1	.	By adding the following INSURING CLAUSE:

		12	.		Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the
ASSURED where such Telefacsimile instructions:

				a.	bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

				b.	fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such
Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an employee of another financial institution.

2	.	By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

		d.		Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the
ASSURED for Voice Initiated Funds Transfer Instruction or Telefacsimile
Instruction.

ICAP Bond
Form 17-02-2367 (Rev. 10-03)	Page 1

3	.	By adding to Section 1., Definitions, the following:

		r.	Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of
		reproducing a copy of said document.	Telefacsimile does not mean electronic
communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4	.	By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring
Clause 1. the following:

		j.	loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on February 25, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 27, 2015

ICAP Bond
Form 17-02-2367 (Rev. 10-03)	Page 2

FEDERAL INSURANCE COMPANY
Endorsement No.: 2
				Bond Number:	82416675

NAME OF ASSURED: ADAMS EXPRESS CO AND PETROLEUM & RESOURCES CORP
UNAUTHORIZED SIGNATURE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.	By adding the following INSURING CLAUSE:
		13	.	Unauthorized Signature
Loss resulting directly from the ASSURED having accepted, paid or cashed any check or
Withdrawal Order made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.
It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING
CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.
2	.	By adding to Section 1., Definitions, the following:
		s.		Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
		t.		Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
				(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
				(2)	of a type commonly dealt in on securities exchanges or markets, and
				(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 1

u.	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on February 25, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 27, 2015

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 2

FEDERAL INSURANCE COMPANY
						Endorsement No.:	3
						Bond Number:	82416675

NAME OF ASSURED: ADAMS EXPRESS CO AND PETROLEUM & RESOURCES CORP
STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.		By adding the following INSURING CLAUSE:
		"	14	.	Stop Payment Order or Refusal to Pay Check
Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:
					a.	complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or
					b.	refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer."
2	.		By adding the following Specific Exclusion:
"Section 4.A. Specific Exclusions - Applicable to INSURING CLAUSE 14
This Bond does not directly or indirectly cover:
			a.		liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,
			b.		loss arising out of:
					(1)	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,
					(2)	sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or
					(3)	discrimination."
This Endorsement applies to loss discovered after 12:01 a.m. on February 25, 2015.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 27, 2015

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: February 25, 2015	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 4
To be attached to and
form a part of Policy No. 82416675

Issued to: ADAMS EXPRESS CO AND PETROLEUM & RESOURCES CORP
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

FEDERAL INSURANCE COMPANY
Endorsement No: 5
				Bond Number:	82416675
NAME OF ASSURED:				ADAMS EXPRESS CO AND PETROLEUM & RESOURCES CORP

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.	By adding to Section 13., Termination, the following:
"Termination By The Company
Bonds In Effect For More Than Sixty (60) Days
If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the
COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:
		1	.	Nonpayment of premium;
		2	.	Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;
		3	.	Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;
		4	.	Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;
		5	.	Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;
		6	.	Determination by the Commissioner that the continuation of the Bond would jeopardize a
COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;
		7	.	Determination by the Commissioner that continuation of the present premium volume of the
COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;
		8	.	Such other reasons that are approved by the Commissioner;
		9	.	Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;
		10	.	Substantial breaches of contractual duties, conditions or warranties; or
		11	.	Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)	Page 1

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the
COMPANY may terminate for any reason by providing written notice of termination at least sixty (60)
days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30)
days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the
COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at
his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.	Bond Number:

b.	Date of Notice;

c.	Reason for Cancellation;

d.	Expiration Date of the Bond;

e.	Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)	Page 2

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the
ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the
ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date.
If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2	.	It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on February 25, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 27, 2015

ICAP Bond
Form 17-02-1360 (Rev. 10-99)	Page 3

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: February 25, 2015	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	6
	To be attached to and
	form a part of Bond No.	82416675
Issued to: ADAMS EXPRESS CO AND PETROLEUM & RESOURCES CORP

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT
In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional
Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To
Company, is amended by adding the following subsection:
Automatic Increase in Limits for Investment Companies
If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940
("the Act"), due to:
(i)	the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or
(ii)	an increase in asset size of current Investment Companies covered under this Bond, then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-14098 (04/2008)

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: February 25, 2015	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	7
	To be attached to and
	form a part of Bond No.	82416675

Issued to: ADAMS EXPRESS CO AND PETROLEUM & RESOURCES CORP
	DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1 .	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2 .	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:
	If this Bond is for a joint ASSURED, no change or modification which would adversely affect the
	rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been
	furnished to all insured Investment Companies and the Securities and Exchange Commission,
Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

FEDERAL INSURANCE COMPANY
Endorsement No.:	8
Bond Number:	82416675
NAME OF ASSURED:	ADAMS EXPRESS CO AND PETROLEUM & RESOURCES CORP

MARYLAND AMENDATORY ENDORSEMENT
It is agreed that this Bond is amended by deleting paragraph d in its entirety from Section 7., Notice To
Company-Proof-Legal Proceedings Against Company, and substituting the following:
"d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of thirty- six (36) months from the discovery of such loss."

This Endorsement applies to loss discovered after 12:01 a.m. on February 25, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 27, 2015

State Amendatory-General Use Form 17-02-1425 (Ed. 1-97)

FEDERAL INSURANCE COMPANY

	Endorsement No:	9

	Bond Number:	82416675

NAME OF ASSURED: ADAMS EXPRESS CO AND PETROLEUM & RESOURCES CORP

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

The Adams Express Company
The Petroleum & Resources Corporation
The Adams Express Company Employee Thrift Plan
The Petroleum & Resources Corporation Employee Thrift Plan
The Nonqualified Excess Plan of The Adams Express Company
The Nonqualified	Excess Plan of Petroleum & Resources Corporation
The Employees'	Retirement Plan of The Adams Express Company
The Employees'	Retirement Plan of Petroleum & Resources Corporation
The Nonqualified	Supplemental Retirement	Plan of The Adams Express Company
The Nonqualified	Supplemental Retirement	Plan of Petroleum & Resources Corporation

This Endorsement applies to loss discovered after 12:01 a.m. on February 25, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 27, 2015

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

PETROLEUM & RESOURCES CORPORATION

RESOLUTIONS ADOPTED AT A MEETING
OF THE BOARD OF DIRECTORS

February 13, 2015

At a meeting of the Board of Directors, the following resolutions were adopted by unanimous vote (Dr. McGahran, Non-Executive Board Chair, recusing herself), including the votes of a majority of the members of the Board of Directors who are not "interested persons" as defined in Section 2(a) (19) of the Investment Company Act of 1940:

RESOLVED and hereby affirmed, that, with due consideration to all relevant factors under Rule 17g-1 of the Act, including, but not limited to, the value of the aggregate assets of securities or funds of this Corporation to which any person covered by the bond may singly, or jointly with others, have access to, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in this Corporation's portfolio, the determination by a majority of the Directors who are not "interested persons", as defined in Section 2 (a) (19) of the Act, is that a joint insured bond in the aggregate amount of $5,000,000 shall be maintained by this Corporation together with Adams Express and the Employees' Retirement Plans and the Employee Thrift Plans of the Corporation and Adams Express, as their respective interests may appear; that such a bond is reasonable in such amount; and that such bond shall be of the type and in the form issued by Chubb Insurance Company, as presented at this meeting; and further

RESOLVED, that, with due consideration of the number of parties other than this Corporation to be insured under the joint insured bond, the nature of the business activities of such parties, the amount of the joint insured bond, the amount of the annual premium therefor, namely, at or about $9,750, based on the quote provided, the ratable allocation of such annual premium among all parties named under the joint insured bond as insureds, and the extent to which the share of the premium allocated to this Corporation is less than the premium which this Corporation would pay if it provided and maintained a single insured bond, yet proportionate to the coverage, the determination by a majority of the Directors who are not "interested persons" as defined in Section 2 (a) (19) of the Act that this Corporation pay at or about $3,315 of the premium for such joint insured bond, be and it hereby is approved; that a joint bond with Adams Express and the other entities is in the best interests of the Corporation; and that the proper officers of this Corporation be and they hereby are, authorized and directed to make such payment to or for the account of Chubb Insurance Company, the issuer thereof; and further

RESOLVED, that the form, terms and provisions of the Joint Insured Bond Agreement dated as of February 9, 2000, among this Corporation, Adams Express, and both Companies' Employees' Retirement Plans and Employee Thrift Plans providing that in the event of recovery under the joint insured bond as a result of a loss sustained by this Corporation and one or more other named insureds, this Corporation will receive an equitable and proportionate share of the recovery (at least equal to the amount which the Corporation would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d) (1) under the Act), are hereby reaffirmed; and further

RESOLVED, that the Secretary of this Corporation is hereby designated as the officer who shall make the filings and give the notices required by Rule 17g-1(g) under the Act; and further

RESOLVED, that the proper officers of this Corporation are hereby authorized and directed to take any and all actions which they, with advice from counsel, determine necessary to carry out the requirements of Rule 17g-1 under the Act, and to carry out the undertakings of these resolutions.

_______________________________

I, Lawrence L. Hooper, Jr., the duly elected Vice President, General Counsel and Secretary of Petroleum & Resources Corporation, a Maryland corporation, hereby certify the foregoing to be a true copy of the resolutions adopted at a meeting of the Board of Directors of the Corporation on February 13, 2015, at which meeting a quorum of the Board was present and voted on the resolutions. I further certify that said resolutions continue in full force and effect.

ATTEST:	/s/ Lawrence L. Hooper, Jr.
Lawrence L. Hooper, Jr.
Vice President, General Counsel and Secretary

Baltimore, Maryland
March 6, 2015

JOINT INSURED BOND AGREEMENT

AGREEMENT, dated as of February 10, 2000, between THE ADAMS EXPRESS COMPANY, a Maryland corporation ("Adams"), PETROLEUM & RESOURCES CORPORATION, a Maryland Corporation ("Petroleum"), THE ADAMS EXPRESS COMPANY EMPLOYEES' RETIREMENT PLAN, THE ADAMS EXPRESS COMPANY Qualified and Non-qualified EMPLOYEE THRIFT PLANS, THE PETROLEUM & RESOURCES CORPORATION EMPLOYEES' RETIREMENT PLAN and THE PETROLEUM & RESOURCES CORPORATION Qualified and Non-qualified EMPLOYEE THRIFT PLANS (collectively the "Plans")

 W I T N E S S E T H:

WHEREAS, Adams, Petroleum and the Plans have agreed to provide and maintain with Federal Insurance Company a joint insured bond ("Joint Insured Bond") as defined in Rule 17g-1(b)(3) promulgated under the Investment Company Act of 1940, as amended ("Act"), in the aggregate amount of $4,050,000 (as such amount may be increased or decreased from time to time in accordance with the Act and other applicable laws); and

WHEREAS, the parties hereto desire to enter into an agreement in accordance with Rule 17g-1(f) promulgated under the Act;

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows:

Section 1. The parties to this Agreement, jointly and severally, agree that in the event that recovery is received under the Joint Insured Bond as a result of a loss sustained, in whole or in part, by Adams or Petroleum or by each of them, Adams or Petroleum or each of them, as the case may be, shall receive an equitable and proportionate share of such recovery but such share shall be at least equal to and not in any event less than the amount which either Adams or Petroleum or each of them would have received had each provided and maintained a single insured bond (as defined in Rule 17g-1(b)(2) promulgated under the Act) with the minimum coverage required by Rule 17g-1(d)(1) promulgated under the Act.

Section 2.

    This Agreement may be executed by the parties hereto in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.
    Neither this Agreement nor any of the terms thereof may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by all the parties hereto.
    The terms of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.
    This Agreement shall in all respects be governed by, and construed in accordance with, the laws of the State of Maryland, including all matters of construction, validity and performance.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

THE ADAMS EXPRESS COMPANY

By:	/s/ Douglas G. Ober
Douglas G. Ober
Chairman of the Board and Chief Executive Officer

PETROLEUM & RESOURCES CORPORATION

By:	/s/ Douglas G. Ober
Douglas G. Ober
Chairman of the Board and Chief Executive Officer

THE ADAMS EXPRESS COMPANY EMPLOYEES' RETIREMENT PLAN

By:	/s/ Lawrence L. Hooper, Jr.
Lawrence L. Hooper, Jr.
Vice President, Secretary & General Counsel

THE ADAMS EXPRESS COMPANY Qualified and Non-qualified EMPLOYEE THRIFT PLANS

By:	/s/ Lawrence L. Hooper, Jr.
Lawrence L. Hooper, Jr.
Vice President, Secretary & General Counsel

THE PETROLEUM & RESOURCES CORPORATION EMPLOYEES' RETIREMENT PLAN

By:	/s/ Lawrence L. Hooper, Jr.
Lawrence L. Hooper, Jr.
Vice President, Secretary & General Counsel

THE PETROLEUM & RESOURCES CORPORATION Qualified and Non-qualified EMPLOYEE THRIFT PLANS

By:	/s/ Lawrence L. Hooper, Jr.
Lawrence L. Hooper, Jr.
Vice President, Secretary & General Counsel